EXHIBIT 99.1

Profound Medical Announces First Patients Treated in Prospective, Randomized Clinical Trial Comparing the TULSA Procedure to Radical Prostatectomy

TORONTO, Jan. 18, 2022 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced that the first patients have been treated in the Level 1 ‘CAPTAIN’ trial.

CAPTAIN (A Comparison of TULSA Procedure vs. Radical Prostatectomy in Participants with Localized Prostate Cancer) is a prospective, multi-centre randomized controlled trial of 201 patients aimed at comparing the safety and efficacy of the TULSA procedure (performed with the TULSA-PRO® system) with radical prostatectomy (“RP”) in men with organ-confined, intermediate-risk, Gleason Score 7 (Grade Group 2 and 3) prostate cancer. In the CAPTAIN trial, 134 patients will be randomized to receive one or two TULSA procedures and 67 patients will be randomized to receive RP. The trial is expected to take place at eight or more sites in the United States and two in Canada. Of those, six sites have been activated to date and are currently recruiting patients.

RP is currently the gold-standard surgical treatment for intermediate-risk prostate cancer. RP effectively controls disease, but carries risk of significant side effects such as long-term erectile dysfunction and urinary incontinence. The TULSA procedure combines transurethral, robotically-driven therapeutic ultrasound with real-time visualization of temperature and automated control of heating from magnetic resonance thermometry. The high spatial, thermal, and anatomic resolution of the target volume enables precise ablation of prostate tissue while sparing functionally important structures, potentially reducing the risk of side effects relative to RP.

The goal of CAPTAIN is to demonstrate that the efficacy of the TULSA procedure is not inferior to RP, while demonstrating superior quality of life outcomes. The primary safety endpoint is the proportion of patients who preserve both erectile potency and urinary continence at one year after treatment. The primary efficacy endpoint is the proportion of patients who are free from any additional treatment for prostate cancer by three years after treatment. Secondary endpoints include comparison of rates of complications, cost effectiveness, and timing of the return to baseline activity. Long-term follow-up will be gathered for up to 10 years after treatment.

“CAPTAIN is a post-market study intended to support coverage by payors,” said Arun Menawat, Profound’s CEO and Chairman. “Notably, this will be the first Level 1 study ever conducted comparing an emerging technology head-to-head with RP in men with prostate cancer. So, if successful, in addition to helping advance our reimbursement strategy, we believe the data generated from CAPTAIN has the potential to drive much broader awareness and adoption of TULSA-PRO®.”

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849